Filed by AMC Entertainment Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Carmike Cinemas, Inc.

Commission File No. 000-14993

Filing Date: August 1, 2016

Important Additional Information Regarding the Merger

This presentation may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of AMC. In connection with the proposed merger, AMC and Carmike will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the AMC common stock to be issued in the proposed merger and a proxy statement of Carmike in connection with the proposed merger (the “Proxy Statement/Prospectus”). The proxy statement of Carmike contained in the Proxy Statement/Prospectus will replace the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Each of AMC and Carmike intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Carmike and will contain important information about the proposed merger and related matters.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE’S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT AMC OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Carmike’s stockholders will be able to obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement, when available, and other relevant documents filed by AMC and Carmike with the SEC, at the SEC’s website at www.sec.gov. In addition, Carmike’s stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike’s website at http://www.carmikeinvestors.com/.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that AMC or Carmike may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed merger. However, each of AMC, Carmike and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Carmike’s stockholders with respect to the proposed merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed merger, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus, which will replace the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Additional information concerning AMC’s directors and executive officers is set forth in the definitive proxy statement filed by AMC with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by AMC with the SEC on March 8, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of AMC’s website at amctheatres.com. Additional information concerning Carmike’s directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike’s most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10-K filed by Carmike with the SEC on February 29, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from Carmike’s website at http://www.carmikeinvestors.com/.

AMC Entertainment

Second Quarter 2016 Conference Call

August 1, 2016

C O R P O R A T E   P A R T I C I P A N T S

John Merriwether, Vice President, Investor Relations

Adam M. Aron, CEO and President

Craig R. Ramsey, Chief Financial Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Eric Handler, MKM Partners

Barton Crockett, FBR Capital Markets & Co.

Mike Hickey, The Benchmark Company

Eric Wold, B. Riley

Ben Mogil, Stifel Nicolaus

Bryan Goldberg, Bank of America Merrill Lynch

P R E S E N T A T I O N

Operator:

Greetings.  Welcome to the AMC Entertainment Second Quarter 2016 Conference Call.  At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone today should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, John Merriwether, Vice President, Investor Relations.  Thank you.  You may now begin.

John Merriwether:

Thanks Rob.  Good morning everyone.  I’d like to welcome you to AMC’s second quarter 2016 earnings conference call.  Before we get started with our prepared remarks, I would like to remind everyone that as referenced in our press release issued earlier this morning, we have posted a CFO commentary about the second quarter and the six months ended June 30, 2016, on the Investor Relations page of our website at amctheaters.com.  Some of the comments made by Management during this conference call

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21 of the Securities Exchange Act of 1934 as amended.

Forward-looking statements are subject to risks, uncertainties and assumptions and are discussed in our public filings, including our most recent 10-K. Statements made throughout this presentation are based on current estimates of future events and the Company has no obligation to update or correct these estimates.  Listeners are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainty and that actual results may differ materially as a result of these various factors.

In addition, comments made on this call may refer to certain measures such as EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, adjusted free cash flow and adjusted diluted earnings per share, which are not in accordance with GAAP.  However, Management believes these results more clearly reflect the operating performance.  For a full reconciliation of our non-GAAP measures to GAAP results in accordance with Regulation G, please see our press release issued earlier this morning and furnished as an exhibit to our Form 8-K dated August 1, 2016, which is located in the Investor Relations area of our website at amctheaters.com.

Please note that the following communication is not an offer to sell, or solicitation to offer or buy any securities or solicitation of any votes or approval.  We urge investors and security holders to read the Registration Statement on Form S-4 including the definitive joint proxy statement prospectus and all other relevant documents filed with the SEC or sent to stockholders as they become available.

After our prepared remarks, there will be a brief question-and-answer session.

Joining me on the call today are Adam Aron, CEO and President and Craig Ramsey, Chief Financial Officer.  I will now turn the call over to Adam.

Adam M. Aron:

Thank you John.  Good morning everyone.  Thank you for joining us to learn more about AMC’s second quarter results and to get an update on the actions we’ve taken during the first six months of 2016 relevant to some of the key priorities that I immediately laid out on my January 4 hiring that we believe will uniquely position AMC for future growth and success in the years to come.

As you all know, AMC is coming off an extraordinary first quarter in 2016 in which Adjusted EBITDA was up some 51% year-over-year excluding extraordinary items.  Turning to the second quarter—the period April to June—was in fact much more challenging for AMC for several reasons.  First, last year’s second quarter of $3.1 billion was an all-time industry box office record, making it a tough comp for everyone.  Second, film successes industry-wide in this year’s Q2 were few and far between.  Movie after movie disappointed in this year’s second quarter and domestic box office grosses were often considerably smaller than what was anticipated across our industry.

As far as AMC specifically, we were further disadvantaged in three ways.  One, this year’s few Q2 film slate successes included more family movies in which AMC tends to mildly underperform and sells more discounted children’s tickets versus last year’s second quarter which included films like Jurassic World where AMC tends to overperform and sells more higher priced adult tickets.

Two, AMC by far is the largest IMAX operator in North America.  Normally, IMAX dramatically over-indexes for us, but in the second quarter 2016 the lackluster industry film slate led even to IMAX movies atypically showing double-digit weakness.

Finally, three, as the industry leader in introducing tax-on-top pricing a while back and AMC still is in that awkward period where others who matched us much later are still reaping year-over-year improvements while our tax-on-top benefit is included both in Q2 2015 and Q2 2016 with no opportunity for year-over-year gain.  As a result, in total second quarter industry-wide attendance per screen was down a somewhat stunning 12% year-over-year, and industry-wide box office revenue per screen was down 10.7%.  As industry data is publicly available, none of the information that I just detailed should be all that new or surprising to you.

Against that somewhat dismal industry-wide backdrop, there are some hopeful signs for AMC.  Our second quarter total revenues were down only 7.0%, helped by our Starplex acquisition, by our food and beverage revenues per patron rising 4.7%, hitting an all-time AMC record and reaching levels once again exceeding those of all of our major competitors, and also because so-called Other Revenues also rose sharply year-over-year.  Included in these other revenues are online ticketing fees which continue their double-digit increases year-over-year.

Digging more deeply into our box office revenues, our attendance was down only 7% but movie ticket pricing was also down by 2.8% at AMC, almost entirely due to mix changes, resulting mostly from the lower-priced Starplex theaters that were successfully absorbed into our system and the aforementioned softness in our considerably higher priced IMAX product.

We’re also encouraged that we continue to manage expenses tightly, but even so, ours is highly a fixed cost business, so with revenue being down 7%, Adjusted EBITDA was also down by 17.9%; net income was down to $24 million, and adjusted diluted earnings per share were $0.24.  In looking at these bottom line results, it’s very important to note that M&A expenses booked in the second quarter were $5.5 million.  Clearly those M&A investments are very good news indeed for AMC over the long haul, but so you have the information, had we not gone after Odeon and Carmike, diluted EPS would have been $0.28 for the second quarter.

Essentially, the impressive revenue, Adjusted EBITDA and diluted EPS growth that AMC posted in the first quarter was given back in the second quarter, but not entirely as the year-to-date results ended June 30, 2016 are nonetheless still ahead of 2015.  Total revenues for the six-month period grew 3.8%; Adjusted EBITDA grew 8.1% after excluding an $18.1 million non-recurring gain in the prior year, and adjusted diluted EPS grew 18.6%, all supporting our belief that the full-year 2016 continues to have promise.

Fortunately—now, I don’t think I can stress this enough—the bad news for the overall movie business in the second quarter of 2016 may already be a thing of the past.  The early results of the third quarter industry-wide box office show that a corner has been turned.  Through July 28, last Thursday I guess, the industry-wide box office in Q3 is up 7.0%, and that does not include the full impact of Jason Bourne, the fifth in the Bourne series which officially opened on Friday, July 29.  As for August, the widely anticipated Suicide Squad is set to open next weekend.  We all can utter a sigh of relief by the positive start to the third quarter across the industry, and it’s widely thought that the prospects that lie ahead in 2017 are for a somewhat spectacular array of films.

But in our view, looking past movie-going in April, May and June, or for that matter in July and August, the past several months also included activity at AMC that is of far greater importance to ensuring the likelihood that we can drive impressive and enduring earnings growth in AMC’s future.  Taken together, the progress that we have made on achieving the key priorities that we laid out at the beginning of the year is almost breathtaking and portends to change the entire movie theater business in many ways.  Let’s start with growth through acquisition.

As you know, on July 12, we hit our stride and announced the definitive agreement to acquire Europe’s largest movie exhibitor Odeon & UCI Cinemas Group for $1.2 billion.  Upon the deal’s closing, AMC will become the largest movie theater operator worldwide.  We believe this opportunistic transaction confirms out status as a disciplined buyer, given the attractive price we expect to pay relative to comparable publicly traded European exhibitor multiples.  They trade one to three turns higher than the LTM-12 EBITDA multiple that we negotiated for Odeon & UCI.  Compounding the benefit of that attractive multiple is the conversion rate of the British pound to the US dollar now being at 30-plus year lows.  AMC was the very first American company to announce a billion-dollar acquisition of a UK-based company after the Brexit vote and the resulting collapse of the pound; surely, we won’t be the last.

Speaking of good timing, we fully expect to have the Odeon acquisition completed prior to the end of the year, given that the sole shareholder of Odeon & UCI has already approved the transaction.  The timing of that closing expands our network just as the gangbuster films of 2017 start being released.

In Europe, we will be a first and fast mover to renovate theaters, adding guest experience-enhancing amenities like recliner seating, enhanced food and beverage and more IMAX and Dolby cinema deployments throughout the Odeon & UCI circuits.  We’re confident that European movie-goers will flock to more luxurious ways to watch movies and that attractive returns exist in Europe, just as they did when we rolled them out in the US.  We can’t wait to get started.

We also got out of the blocks fast and strong in 2016 with respect to M&A with our announcement to acquire Carmike Cinemas.  As you know, some Carmike shareholders thought we got too good of a deal, and we’ve just sweetened our buyout offer to levels that are still attractive to AMC shareholders.  Showing considerable backbone and discipline though, we’ve made it abundantly clear to one and all that this latest merger agreement is on terms that are our best and final offer.  As we repeatedly said, we’re fully prepared to move from an impressive Plan A in adding Carmike to AMC to a pretty remarkable Plan B in adding instead Odeon & UCI to AMC.  Of course we’d still like to acquire Carmike as well, making both acquisitions, and are optimistic that their shareholders will agree.  As our current offer now includes AMC equity, Carmike shareholders will have stock ownership in a company that would include AMC, Carmike, Odeon & UCI; that’s an impressive array of theaters, forging the clear global leader in our industry.

Candidly, I shudder to imagine what would happen to Carmike stock performance in a standalone scenario if an AMC offer were not artificially buttressing and supporting where Carmike shares now trade.  But that is solely in the hands of Carmike shareholders, not in ours, and they now will have a real decision to make.

M&A is only one area in which AMC has progressed.  Our marketing prowess has also been stepped up in a big way.  In April through June, in some 40 theaters in six cities, we market tested an entire redesign of our already popular AMC Stubs Loyalty Program; the test being so successful, on July 11, we relaunched AMC Stubs nationwide.  It now includes two different tiers: a new free tier called AMC Stubs: Insider for our loyal guests, and an enhanced elite level tier called AMC Stubs: Premiere with an increased $15 annual paid membership fee for our most avid movie-goers.  Both tiers offer movie-goers loyalty rewards for their spending in our theaters as well as various sized upgrades and free refills on certain food and beverage items, special member pricing on certain days, an annual birthday gift and additional offers and special screenings.

For AMC Stubs: Premiere members, we will now take it a step further, offering for the first time ever Premiere service featuring specially designated and shorter lines at all our box office and concession areas.  Starting this fall, in our reserved seat auditoriums, we also will hold out our best rows of seats exclusively for our Premiere members as well.  Premiere members will truly be treated as welcome VIPs at AMC.

Our new Insider free tier is also crucial, not only because it removes a price barrier for those willing to be incentivized to choose AMC but unwilling to pay for that privilege, but also because in the past we’ve been churning away as much as half of our active AMC Stubs members each year because many, for whatever reason, failed to pay to renew.  Now those movie-goers can stay with AMC and with AMC Stubs.

Have no fears about a lessening of paid membership fees.  While the Premiere tier continues to reward AMC loyalists with 10% in reward generosity—that being a $10 reward for $100 spent—the new free tier structurally carries only a 2% base level of reward payout prior to ad hoc bonuses and promotions.  That savings and reward costs should more than offset any loss induced.

The early returns, we are delighted to report, are through the roof.  AMC guests are enrolling in the two new AMC Stubs programs at a rate two to three times that of enrollment in our old program.  We’ve already grown by 20% in the number of our currently active members in a very short period of time, just a few short months.  We expect these numbers to continue to rise at a brisk pace going forward.  Our hope is to double the number of active AMC Stub members over the next 24 to 36 months.

This increase in the size of the population whose purchase decisions demonstrate an increased loyalty to AMC bodes well for AMC for years to come.  It also suggests we will wind up possessing a much enlarged consumer database of potential movie-goers to whom we can market inexpensively and with laser-like targeting.  Getting there will take time, of course, and much of the impact of these efforts won’t be felt until well into 2017 as the program ramps up, but the early results are highly encouraging for AMC.

I would like to highly to you all that Marketing costs cannot be capitalized, even though this is a program that is designed to produce long-term rather than short-term revenue growth.  Accordingly, Adjusted EBITDA for the balance of 2016 will be reduced by the approximately $6 million of program start-up costs, as well as by $2 million to $4 million for reward ramp-up costs; all of this latter amount being deferred revenue that will be returned to AMC’s income statement in future periods.  Importantly, we expect the AMC Stubs program to be fully accretive to Adjusted EBITDA in 2017 and beyond.

Our Marketing organization is also hard at work completing a new website and smartphone app which we rolled out during the fourth quarter of this year.  The new website and app are being designed to offer a more graphically rich interface and to feature more robust content to allow users to find the movie information, theaters, amenities and tickets that they want, all the while improving the experience for buying tickets and F&B concessions online.  We think it will be a game changer, especially as our website in its current state—not nearly as robust or functional—has nearly 150 million unique visitors annually and fully 25% of our total movie tickets are now already sold in advance online, and that number is growing at a double-digit pace.

Lastly, with respect to Marketing activity, I’m pleased to relay to you that on July 15, our new Vice President of Pricing—highly experienced in pricing issues—has joined AMC.  This will be the first time in AMC’s 95-year history that we’ve formally had a Pricing Department, a full-time professional and analytically inclined staff group that will be dedicated to making decisions across all aspects of pricing, both for movie tickets and for food and beverage.  Pricing is such a vital part of revenue generation, it’s almost shocking that the movie theater industry has approached the pricing of product so casually heretofore.  How can this not be potentially big dividends for us, looking ahead?

As the third leg of our stool, we believe that by participating in new technologies we can attract additional guests and drive revenues even higher.  We are market testing right now in 28 of our theaters a new functionality for our current website and smartphone app, which will of course be transferred to the new website and new app launching in the fall.  In our reserved seat auditoriums, this new market test function allows mobile ordering online of food and beverage that then is delivered to the guest seat at a specific time of the guest’s choosing.  Initial results here too are encouraging and we would expect broad rollout sometime in the next three to nine months.

With mobile being the future, Fandango continues to offer valuable technologies for our guests that we are actively embracing, and in the second quarter we announced our partnership with Atom Tickets, a new smartphone app aimed at making even easier the buying of tickets and food and beverage online.  It’s potentially especially useful for millennials.  As of today, 332 AMC locations have deployed the Atom Tickets technology with full deployment across all our theaters expected by the end of August.

Saving perhaps the best for last, AMC continues to blaze new trails and lead the industry in renovating our theaters.  During the second quarter invested approximately $55 million of capital expenditure net of landlord contributions to further improve the guest experience at our theaters.  The majority of this capital was invested in our recliner renovations which continue to generate unlevered cash-on-cash returns in excess of 25%.  As a further indicator of the power of recliner equipped theaters, in the second quarter just concluded, in our recliner seats, attendance per screen declined only 4.7% and admissions revenue per screen actually increased 0.1%, outperforming the industry by 730 basis points and 1,080 basis points, respectively.

Many of you have asked us to detail our theater renovation plans looking ahead, so this is for you.  At year-end 2015, we had 102 theaters that were fully renovated.  Today that number is 121.  By year-end 2016 it will be 140.  We expected the renovated theater count to be at least 185 by the end of 2017 and 230 by the end of 2018.  That means in very round numbers, plus or minus a little, 25% of our theaters were renovated at the end of 2015; 35% will be renovated by year-end 2016; 50% will be renovated by the end of 2017; and 65% will be renovated by the end of 2018.

The renovated number of screens tells the same story: 1,400 screens were in renovated theaters at the end of 2015; 2,000 screens will be in renovated theaters by the end of this year; 2,750 screens are expected to be in renovated theaters by the end of 2017; 3,500 by the end of 2018.

Recliners are just one tool to improve the guest experience.  Coca-Cola Freestyle machines with their numerous flavors are widely pervasive across the AMC system today.  We should be fully deployed at every one of our theaters by the fourth quarter of this year.  McGuffins bars are also winners.  We sell alcohol in 141 of our theaters today, 36.6% of our total theater count.  We should have 155 by year-end and we will continue to add one of our McGuffins formats whenever and wherever we can obtain liquor licenses.

Then there’s the incredible appeal of Premium Large Format screens, PLF for short in industry jargon, as now provided at AMC by both IMAX and Dolby Cinema.  They index revenues at two to three times a normal traditional AMC screen, hence we are adding as many PLF as we can.  AMC currently has 153 IMAX screens and is the largest IMAX provider in the United States with about 45% of IMAX’s total US deployments.  IMAX is a very close partner of AMC.  As evidence of AMC’s continuing commitment to IMAX, and vice versa, on June 22 we announced an agreement to expand the number of IMAX auditoriums in AMC’s US theaters to 185—about a 20% increase—further reinforcing our position as the largest IMAX exhibitor in North America.  The theaters are expected to be installed now through 2019 at both existing and new build AMC locations with the majority of these new IMAX auditoriums opening within the next 24 months.  Outside the scope of that US expansion, we also expect to grow IMAX locations considerably at Odeon & UCI theaters in Europe.

Likewise, we are currently in advanced discussions with Dolby Labs to materially expand our commitment to Dolby Cinema as well.  Today we have 20 Dolby Cinema equipped theaters.  Our original agreement with Dolby called for reaching 100 locations by the end of 2024.  We now envision instead installing 100 Dolby Cinemas by the end of 2017, seven years forward; quite the acceleration.

So, as you can see, there’s far more going on at AMC than just licking our wounds over the so-so films of April, May and June.  We are taking dramatic action to position AMC for future revenue and earnings growth, and solidifying our position as the movie theater industry’s clear and indisputable leader.

As always, we thank you for listening, and Operator, we’d be delighted to open up the call for questions.

Operator:

Thank you.  We’ll be conducting a question and answer session.  If you would like to ask a question, please press star, one on your telephone keypad and a confirmation tone will indicate that your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants that using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  One moment, please, while we poll for questions.

Thank you.  Our first question is from the line of Eric Handler with MKM Partners.  Please proceed with your question.

Eric Handler:

Thanks for taking my question, two questions.  First for Craig, one of the items mentioned in ticket pricing in your printed CFO Commentary was promotional pricing as something that impacted pricing in the quarter.  Is this something new?  Is this anything in particular you can discuss with regard to what exactly is promotional pricing?

Secondly, with Starplex, where do you stand with the renovations of these theaters and is it too early to say what you’re seeing in terms of improvements from when you first acquired them?

Craig R. Ramsey:

Eric, on the first point about promotional pricing, that’s more about kind of looking at a certain number of theaters—not a large percentage but a few of our theaters in relation to their market position and pricing them at a more of a value-oriented pricing structure.  It is a fairly small percentage of theaters but it does have some impact.  The Starplex impact is probably more significant in the second quarter where their average ticket prices run about 50% of the traditional 2D.  Then the biggest impact in pricing for the quarter was just the change in IMAX product.  I think our average ticket price was done $0.28.  If you volume weight the IMAX business, it accounts for about $0.32 price decline, so it was more a matter of mix.

Now, on Starplex, we had talked about 80 to 90 I think total screens being renovated.  Those are working their way into the development queue, as you might expect.  We aren’t even a year into having acquired Starplex; we did that last December.  We had a kind of full queue of re-seat projects in line, so those theaters that we had targeted for re-seating will start getting re-seats as you look into the next year, 2017; a little too early for them to have broken into the queue but we expect that to take place over the next year.

Adam M. Aron:

Eric, it’s Adam.  If I can just give a little more clarity to the promotional pricing comment, sometime in the middle of 2015, the Company took about 10% of its theaters and lowered prices across the board, putting into place an everyday low pricing strategy, so it’s not particularly new but it does affect year-over-year comparison.

The first project assigned to the new Vice President of Pricing is to look at every single one of those 40 everyday low price theaters and see if it was a smart decision to reduce prices for those theaters in their locales.  Hopefully we’ll find some theaters where we can take prices back up.

Eric Handler:

Thank you very much.

Operator:

Our next question is coming from the line of Barton Crockett of FBR.  Please proceed with your question.

Barton Crockett:

Great.  Thanks for taking the question.  I wanted to ask a little bit more about the loyalty initiative here.  Could you remind us again how much of your ticket sales comes through your current members of Stubs? Give us a sense of what you see now as the revenue lift to come from this.  You’re taking about it in EBITDA drive from the initial launch but can you size what you see for the revenue lift to come?

Adam M. Aron:

Sure.  Historically—prior to the April 1 market test in those 40 theaters—AMC was tracking 21% of our total guests within the AMC Stubs program, meaning approximately 40 million tickets of the 200 million were receiving credit for AMC rewards along with the food and beverage concession purchases of those members.  There’s been lots of analysis about the incrementality that comes from the loyalty program and the number that I’ve seen that I want to settle on is in the mid-20% range of that purchase activity being incremental, which needless to say makes us quite excited when we see the results of the new loyalty scheme.  The fact that we’ve had a 20% surge in the number of new members in just a couple of months—just a couple of weeks at most of our theaters—is exciting.  The fact that the sign-up rate for new members is double to triple where it’s been historically is exciting.  The fact that we were losing our AMC Stubs members because they weren’t renewing in prior years, now those paid members who don’t renew instead of falling out of our system will just fall from the Premiere tier to the so-called Insider tier, the free tier.  All that leads us to think that we could very easily double the activity base of AMC Stubs over the next two to three years.  That would take that 21% participation rate up into a 40% participation rate; that’s not unheard of.  Airlines and hotels have participation rates in their frequent user programs of about 50%, and again, if you think about incrementality being in double digits, you’re talking about 2% to 5% of revenue growth purely incremental because of the existence of AMC Stubs.

Barton Crockett:

Okay.  That’s very helpful.  Now, can you give us a little bit better sense of the breakdown in this growth between the paid and the free tier?  The 20% surge, the doubling, I mean how much of that is going to be people paying versus getting the free tier?

Adam M. Aron:

I think by the time we’re done—all of our paid members still exist in the system.  I’m guessing that our paid/free mix will probably be about 85/15 over time, 85% free and 15% paid.  But as I said in my prepared comments, the people in the paid program have a 10% generosity in rewards, which essentially is a 10% discount for future purchases, and the people in the free tier have only a 2% reward generosity level, which I’m sure will work up to 3% or 4% as we stimulate them and excite them with ad hoc bonuses and promotions.  But still, you’re probably seeing to generosity of the program fall by two-thirds, and that essentially offsets any loss of membership fees.

Also, remember the old membership fee was $12 and we renewed most people at $9, and the current program now is priced at $15, which is another offset for the free tier.  So, the economics of the free tier are every bit as appealing to AMC as the economics of the paid tier.

Barton Crockett:

Okay.  Then if I could switch gears with one other separate question.  I was just curious for your perspective on this—and it may be unanswerable by you, but you talk about your Odeon acquisition and how you’re paying less than the publicly traded theater peers in Europe, and my question is this, which is why?  Why would the owners of Odeon sell to you guys for a lower multiple than they could get if they just took it public?  What’s your perspective on that?

Adam M. Aron:

Sure.  First of all, you have to ask the seller, right?  But I think the other more logical reason is that the seller has been trying to sell Odeon & UCI for a couple of years now—privately, not publicly—with a much higher price tag than we paid.  They didn’t get it, for whatever reason, and rather than take the company public, they kept on repeating cycle after cycle to sell the asset privately.  That occurred again this spring.  This is a private equity firm that’s owned Odeon & UCI for 12 years.  Historically, private equity funds is a 10-year life, so there probably was some imperative for them to finally monetize the asset.  Then came Brexit.

We had negotiated a price before June 23 that was higher than the price of Odeon & UCI after June 23, so we also were able to convert a significant amount of the purchase price from cash to stock, which saves us a considerable amount of money as contrasted with floating stock publicly and taking underwriter discounts and the like—underwriter fees and discounts and the like.  Finally, you’ve got the impact of the pound.  The pound affects us.  It doesn’t affect the seller, of course; they could’ve gone public in the UK markets.  But based on the way they sold the asset, a private sale is what ensued and we got a good deal, both in pounds and in dollars.

Barton Crockett:

Let me ask it this way: is there some reason you think that were Odeon to go public it would be valued at a discount to these comparables?  Is there some structural problem?

Adam M. Aron:

No, to the contrary.  Because Odeon was founded in the 1920s, it has some of the premier theater locations across the United Kingdom, and one of the reasons that we’re keeping Odeon & UCI intact as a wholly-owned sub of the company is so that if we ever chose to take Odeon—not that it’s in our current plan—but if we ever chose to take Odeon & UCI public in Europe at European multiples, we would more easily have the ability to do so, which we think augurs to convince all of you that the way you should be looking at AMC is a sum of the parts valuation.  We do intend to report results for our US theaters and our European theaters separately going forward post-closing so you can easily track which of our cash flows are US-generated and which are European-generated.

Craig also wants to make a comment.

Craig R. Ramsey:

Barton, I’ve lived through this before when we were private equity owned, and when we ultimately as a company and our owners decided to sell to, in our case to Wanda, and we had the same debates.  At the end of the day, the immediate realization through a sale of 100% of the company to a buyer was more attractive at that time point in time private equity owners than a protracted go public, sell 20%, then sell 10%, then sell 10%, then sell 10%.  Those are the decisions that investors make and it has really nothing to do with the company and the company’s prospects.  It has more to do with I’ve been here 12 years, in this case, I have an opportunity for 100% realization, and I think that’s really what motivated the seller in this case.

Barton Crockett:

Okay.  That’s great.  Thanks a lot, guys.

Operator:

Our next question is from Mike Hickey with The Benchmark Company.  Please proceed with your question.

Mike Hickey:

Yes.  Hey, guys.  Hey, Adam and Craig.  Thank you for taking my questions.  Curious on your Odeon transaction, if you see any sort of I guess strategic considerations from your competitive circuits in Europe just thinking about, I guess, the reaction that the operators have in Europe to your amenity investment and the success you’ve had in that category, and I have a quick follow-up.

Adam M. Aron:

Sure.  Well, already there’s been a reaction to our acquisition of Odeon & UCI.  You saw that CineWorld just bought five theaters in the UK and paid 10-plus times for it compared to our 9.1 times for Odeon.  But I assume the reaction in Europe is going to be similar to the reaction in the United States, which is we’ll go first; we’ll prove that the economic returns are dramatic.  We’re in the third or fourth year of this now and the economic returns are still dramatic, and I assume they will copy us in some places because they will also see that more people will go to movie theaters more often if it’s more enjoyable to watch a movie.  Your follow-up?

Mike Hickey:

Yes.  Thanks, Adam.  I guess you’ve touched on it, but since Odeon, what you’re seeing in Europe in terms of deal activity now that you’re introduced as a buyer and operator, and of course your capital investment strategy, which will obviously stress some of your competitors, if you’re seeing any increase in deal activity or opportunities for you in Europe to grow.

Adam M. Aron:

Gosh.  It was only a couple of weeks ago that we put Odeon to bed.  I must say that between Carmike and Odeon, my interest and ability to pull off yet another acquisition is probably about zero.  I do think that we are on a blistering M&A pace so far in 2016 and it would be wise to take a breath.  We do have—you know, buying right is important, but we also have to bring these two companies—assuming that they both go forward, or the one company if only Odeon & UCI goes forward—we do have to bring them into our system well, and the amount of work and emphasis that AMC as an organization will focus on bringing these acquisitions into our system, absorbing the theaters, and then monetizing the returns that were inherent in our acquisition models, that is so important.  So I would like to think that at least for the balance of ‘16 you’ll see us slow down on more acquisitions and instead focus on bringing these two massive purchases in well and growing, achieving the growth in revenues and earnings that we envision, that is caused the actions in the first place.

Having said that, though, there’ll probably be more circuits brought to our attention.  We’ll deal with it as the time comes.

Mike Hickey:

Yes.  No.  I hear you.  I guess the presumption, that I didn’t identify in the question, would be that Carmike shareholders, for whatever reason, vote against your current deal, and I think the theory is that then maybe you have a bigger appetite to grow in Europe where you see sort of maybe a better asset return in the first place.

Adam M. Aron:

Well, no.  Let me—since you asked the question more specifically, let me respond more specifically.  My comment about taking a bit of a breath here assumes that we’re getting both Carmike and Odeon & UCI and that we do have the opportunity to integrate both organizations into ours over the next six months, plus or minus.  If that assumption is not the case, well, that does free up $1 billion that we had allocated for Carmike to do something else with.  So, yes, our eyes will be much more open if the Carmike transaction does not occur.

As you said, there are some people who follow us who think the Odeon acquisition is more intriguing than the Carmike acquisition because as opposed to just adding more theaters in the States, which is certainly a good thing, it opens up a whole new beachhead in an important part of the world with hundreds of millions of people who go to the movies.

Mike Hickey:

Thanks, guys.

Operator:

Our next question is from the line of Eric Wold of B. Riley.  Please proceed with your question.

Eric Wold:

Thank you.  Good morning.  I guess, one, given that the Odeon acquisition is more of a done deal than Carmike, I assume you’ve already been in there and you’ve identified your remodel to improve.  Assuming the closes at year-end, how quickly can you get in there to make those changes ahead of the 2017 film slate?  Then I have a follow-up.

Adam M. Aron:

So, the lawyers are telling us that under EEU rules we really have to wait until closing before we get too deep into the insides of Odeon & UCI.  Fortunately, that’s probably only four months from now, so it’ll happen pretty quick.  You are correct; we’ve already visited over 100 of their theaters.  We’re already identified, I want to say dozens and dozens, but that would be too small.  So, whatever a multiple of dozens and dozens is—a lot of sites where we could add IMAX and/or the Dolby Cinema locations.  We’ve also identified 80 or so theaters that are attractive candidates for renovations.  We will start planning of that effort as soon as we can.  Theater renovations, you only get the chance to do it—if you want to get—if all you want to do is sit in recliner seats, you can do a renovation fast, but we don’t.  That’s not the kind of renovation that AMC has been doing.  We’ve been renovating the entire theater, looking at customer flows, looking at F&B activity, as well as what goes on in the auditoriums.  It takes a little longer to plan a more comprehensive theater renovation than just quickly throwing in recliners.  So I think at the earliest you’re looking at the third trimester of 2017 for renovations actually to occur in Europe.  The renovation strategy really kicks in, in 2018 and beyond.

Eric Wold:

Okay.  Then the following question.  You laid out the remodel plan for AMC standalones over the next couple of years.  Does that indicate that the remodel plans for AMC, Odeon and Carmike, if all two of those are completed, are kind of mutually exclusive and go on their own, or if you acquire Odeon and Carmike, could that impact you plans with AMC?  Do you to do some trade-off to save on cap ex or at least reallocate cap ex?

Adam M. Aron:

The former of your two assertions.  We have the capital to grow the AMC circuit, fill it to grow; I should say to grow revenues and earnings from renovations in the AMC circuit, additionally to do so in the Carmike circuit, additionally to do so in the Odeon & UCI circuits.  So, the numbers that I laid out in the call today for the AMC circuit are likely to be achieved, highly likely to be achieved—bank on it—regardless of whether we also buy Odeon and regardless of whether we also buy Carmike.

So, actually, if we are successful in buying Carmike, the number of renovated US theaters in total is going to be higher than those numbers, and of course, we are going to buy Odeon and UCI, so the number of renovated theaters in the totality of AMC’s family will be higher than the number outlined on the call for the AMC circuit alone.

Eric Wold:

Perfect.  Thank you.

Operator:

Our next question comes from the line of Leo Kelp with RBC Capital Markets.  Please proceed with your question.

Leo Kelp:

Hi.  Good morning.  Thanks for taking the questions.  You said previously that you can increase the Odeon and UCI EBITDA 50% over four years.  Can you provide a little more color on where that’s coming from?  Is it primarily revenue?  Is there expense savings in there?  Just if you could provide us some expectations on where that’s going to come from, that’d be very helpful.

Adam M. Aron:

Sure.  We already said that we thought there were at least $10 million of expense synergies over the next five years.  I think I said it was going to happen in four years, if my memory is right.  That over the next four to five years they should have some natural growth anyway just because most businesses do, but the vast majority of that surge and bottom line EBITDA growth comes from successfully renovating their theaters.  So I’d say 20% is expense synergy, 20% is natural growth, and 60% will come from renovating theaters in Europe.

Leo Kelp:

Thank you, guys.  Thank you.  That’s helpful.  Then just one more if I could.  Can you provide some color around the returns you’ve seen from your more recent re-seats in the US relative to the earlier ones?

Adam M. Aron:

Yes.  I’m going to give that mostly to Craig, but I just want to lay in that having looked at it myself, the re-seat—the recent renovation projects still have huge IRRs and huge returns on investment.  Where we’re seeing pain at AMC is not because renovations are less successful than they might’ve been a few years ago, even though we did do the easiest theaters first, so you would expect that the very first theaters had higher returns than as you get deeper into the circuit, but we’re still above 25% of unlevered cash and cash returns.  The real issue is what’s going on in the unrenovated theaters.

We are educating the populace to enjoy recliner seats, to enjoy MacGuffins Bars, to enjoy IMAX, to enjoy Dolby Cinema, so there’s sort of a double whammy affect going on in our renovations.  We’re doing them offensively because the returns are so high, and we’re doing them defensively because that’s what consumers want.  So consumers are making trade-offs to go to renovated theaters over non-renovated theaters.  You want to add?

Craig R. Ramsey:

Well, not a lot to add to that.  Adam kind of said it pretty succinctly, that even with the new group of our most recently renovated, they’re well in excess of our 25% thresholds.  We’re not hitting the 60s and 70s, that we had early on because those were the first movers and the easiest to achieve.  So, returns are still very strong.

I think as important, landlords’ support of the program and their contribution to the capital required to do it, we’re still running at 35% to 40%.  When we started out we actually thought that might tail off, that we might dry up that source.  We haven’t really seen that yet and I think that’s a testament to how really strong the concept is.  They’re still generating very good returns and we’re still seeing a lot of support from the landlord community to provide capital, which of course only reduces the denominator and makes the returns better.  So, very, very attractive return proposition for us.

Adam M. Aron:

But, just to add on to what Craig just said, when we look to Europe where the low-hanging-fruit, where the theater renovations have not yet been done, returns might be pretty high in Leicester Square.

Leo Kelp:

Got it.  Thank you both.

Operator:

Our next question is from the line of Ben Mogil with Stifel.  Please proceed with your question.

Ben Mogil:

Hi, guys.  Good morning.  So, a couple of different questions.  On that Dolby target you set out or sort of accelerated by six years or seven years, does that now include what the original targets were of AMC, only that now at least includes UCI / Odeon in terms of that 100 screen by ‘17 target?

Adam M. Aron:

No.  That’s all AMC US.  That’s not Carmike either, that’s all AMC US.

Ben Mogil:

Okay.  Great.  Thanks.  In terms of sort of where you see the best ROIs, if you had infinite capital, are you seeing the best ROIs still at AMC legacy, theoretically at Carmike, or theoretically at UCI / Odeon?

Adam M. Aron:

The reason I hesitate to answer your question is we’re not inside Carmike or Odeon yet, so I guess we’re going to find out when we do our first ones.  But at some point, we’re going to have to prioritize which theaters in the queue get done first.

Another factor, as Craig just pointed out, is landlords are paying for a huge chunk of our theater renovations because they want more modern theaters as anchor tenants in their malls or commercial complexes.  So, another factor in determining who gets renovated first is where the landlords are most cooperative.

Ben Mogil:

Okay.  That’s fair enough.  Then sort of lastly—and Adam this obviously kind of dovetails a little bit with your hotel experience.  When you look at the loyalty card program you’re offering, obviously there’s enough of a gap between both the price of the paid one and the free one, and obviously enough of a gap in terms of what each program offers in terms of the 2% versus 10%.  When you look at Cineplex, which has done a pretty good job—actually a very good job on their loyalty card program—with both a credit card as well as a debit card tying with one of the major banks, given your experiences, why not do the same thing with where you’re at?

Adam M. Aron:

When we have 85% market share, we’ll do that.  I’ve only been here seven months and already, we’ve—the total year overall Stubs, totally overall in the works—you haven’t seen it but I have—plus the website, the smartphone apps, we’ve introduced a Pricing Department, there’s more good stuff coming, but how much can you do in seven months, especially when you throw in $2 billion acquisitions at the same time?  So I do think…

Ben Mogil:

I didn’t say you weren’t busy.  I never said that.

Adam M. Aron:

Okay.  Well, and I’m not actually trying to sound defensive.

Ben Mogil:

No.  You’re not.  You’re not.

Adam M. Aron:

I’m actually quite proud of how our marketing organization, especially our Executive Vice President of Marketing, has stepped up this past half year.  This may not come as a great shock to you.  I’m a pretty tough grader when it comes to giving out grades to the Marketing Department because it’s something I’ve done most of my career and even I’m impressed by how well our Marketing organization has stepped up to put really good initiatives on the table.

Just go into the lobbies of any of our theaters right now and you’ll see all of our Associates wearing AMC Stubs T-shirts.  You’re going to see point-of-purchase materials all over our theaters talking about why you should enroll in AMC Stubs, choosing the right tier for you.  We’ve bought hundreds of thousands of dollars of ropes and poles to create all these VIP lines at our box offices and concession stands, and it’s an incredibly powerful ego-stroking device to tell people that you can stand in that short line over there if you commit to AMC.  We just put on screen, for the first time ever, a special welcome to AMC Stubs members in the audience just a few seconds before the feature film begins.

So there’s so much going on here, that I think while these are four big initiatives that we’ve talked about, Stubs, websites, smartphone app, pricing, more good marketing activity coming in the next six months, the six months after that and the six months after that.  By the way, we’re not too proud to copy anybody else’s good idea, so if Ellis is doing something smart up in Canada, maybe we’ll do it too.

Ben Mogil:

Okay.  That’s great, Adam.  Thanks again.

Operator:

Our next question is from the line of Bryan Goldberg with Bank of America Merrill Lynch.  Please proceed with your question.

Bryan Goldberg:

Thank you very much.  I’ve got two questions.  First, on the relative performance of the re-seated portion of your circuit versus the industry, I think you mentioned about 700 basis points of outperformance on an attendance basis.

Adam M. Aron:

Yes, and 1,100 basis points on revenue.

Bryan Goldberg:

On box office, okay.  In the past, you cited data that suggested a good portion of the uplift in attendance was coming from either share shift from competitors or behavioral change or incremental movie-going on a part of the consumers or, as you suggested, just earlier in Q&A, even possibly cannibalization of your old core given how consumer expectations have changed.  I was just curious if you had any updates on these dynamics.  How would you bucket out where the incremental attendance is actually coming from?  Then I have a follow-up.

Adam M. Aron:

I’ll come to your follow-up in a second.  No real update to what we traditionally have been saying other than this: this film slate in April, May and June is really an odd duck.  As I look back over the past decade, I don’t see too many times when attendance is down 12%.  So, especially if you’re trying to draw any conclusions from what went on in the second quarter, it’s such an anomaly.  Hollywood has had three or four record years in the last four or five years.  It’s just such a rarity to see a quarter performance poorly as this second quarter did.  As I said, there’s no indication that that’s continuing.  Film-going is up in July 7%, where film-going was down 12% April, May and June.  It’s just because a lot of movies that were expected to be big busted out.  They got hit hard by critics or consumer reactions.  So I don’t know what—I think it’s going to be very tough to try to draw insightful conclusions by what went on in April, May and June.  I think what would be more relevant is what went on in the first quarter, the third quarter, and then as we look at 2017 and beyond.

Bryan Goldberg:

Okay.  Fair enough.  Then my follow-up question is I guess around Starplex and just the Company’s overall integration strategy towards all the M&A you’ve announced. Craig gave some color earlier on the upgrade strategy at Starplex, but could you just update us on where you stand with Starplex integration from a cost-out perspective?  Then maybe to help us think about all the integration activity, potentially on your plate in 2017.  Operationally or logistically, what parts of your organization are really going to be flexed in terms of digesting the deals that you’ve announced, and do you have all the resources you need in-house to fully execute all this, or if not, where might you need to round things out?

Adam M. Aron:

Could you repeat that question?  No.  I’m just kidding.  So, look, these are the very points that we’ve all been talking about internally for months and months.  With respect of Starplex, boy, that was an easy-as-pie integration.  We expanded our theater count by about 10% and we did not add even one single employee at our Leawood, Kansas headquarters location because the AMC organization was deep enough to be able to absorb that growth in our system without needing to acquire additional staff.  As we said earlier, while we will have renovations of the Starplex theaters, we haven’t had them yet; we’ve spent very little at their theaters physically.  So from a cost standpoint, the Starplex acquisition is a home run.  With all these metrics that we announced in Starplex, the Company knew before we bought Starplex, they were lower priced theaters.  We paid a multiple of their EBITDA, and if anything, the EBITDA is pleasing us because we’ve been able to run the Starplex theaters without adding any corporate overhead.

With respect to Carmike and Odeon, the integration strategy will be different than the Starplex integration.  It’s one thing to add 35 theaters to AMC.  It’s another thing to add 250 or more theaters to AMC.  We are going to have to add staff here in Leawood, but the number of positions that—and we will be hiring, so that’s good news for people here in Kansas City or Carmike employees who want to make the move to AMC.  But we won’t need as many people to run those 250 theaters as Carmike will need as a standalone company, hence the $35 million announcement on synergies that we expect to receive on the cost side for Carmike.  It is our plan, as we did for Starplex, to move most of the functions here to Leawood and have one corporate headquarters location and drive our system from here.

With respect to Odeon—let me stay on Carmike for a second.  I don’t think we’re deficient in talent anywhere to run 600-plus theaters in the United States instead of 386.  It’s just that we may need a few more bodies to do it because some of our work you’re doing for the whole of the system, and others of other of our work is volume related, where the workload does depend on the number of theaters we have and workload will rise as the theater counts rise dramatically.

One area where we’re quite pleased with Carmike is Carmike has a very able core that you might call theaters supervisors.  These are Directors or Vice Presidents of Operations, and we’re optimistic that most or all of the Carmike Directors of Operations or Heads of Operations will join our organization, so that we, AMC, will have instant institutional knowledge and memory about what’s going on in the Carmike circuit and the Carmike theaters will tend to be managed by the same people as they were previously.  That Operations core is quite strong at Carmike, and most of them are remote locally into their respective markets geographically, so that doesn’t even require a relocation to our headquarters.

With respect to Odeon & UCI, that’s an expansion that we’re going to manage quite differently than either Starplex of Carmike.  With respect to Odeon & UCI, while we intend to supply the circuits with capital, and while we intend to change their strategy so as to enable them to renovate theaters that are sorely in need of renovation, it’s not our intent to try to manage from Leawood, Kansas, theaters in markets 4,000 or

5,000 miles away.  Not as many people here speak English or Spanish—sorry, we do speak English—Spanish or Italian or Portuguese as the country managers for Odeon & UCI do today.  So, as I said earlier in the call, we’re going to run it more as an independent wholly-owned sub.  We will make our mark through strategy change and intensely reviewing their performance theater-by-theater-by-theater, but we’re going to run it close to the cash register, meaning run it from Europe, which also stresses this building less because the current headquarters of Odeon & UCI, which has done a very good job in the past three years, will continue to run Odeon & UCI going forward.

In terms of who gets stressed the most?  With respect to the Carmike circuit, it’s just general workload across the organization, but it’s not new workload for the organization.  The way we manage our 385 theaters today, we will apply that same deep experience and expertise in managing the larger AMC/Carmike circuit if their shareholders vote accordingly.  We do have to be mindful that the Carmike Theatres have lower visitation levels than AMC Theatres, and as you all know, AMC screens are far more productive.  AMC Theatres tend to earn more because they’re larger and in more potent markets.  That means margins are lower in the Carmike theaters.  That will put an enormous impetus into our organization to make sure that we maintain the low cost structure of the Carmike Theatres, but that’s a challenge we feel quite up for.

With respect to the Odeon circuit, the group in our organization that will pick up the most work will be—no surprise—will be our Development organization that specializes in the renovation of theaters because there will be a bunch of theaters to renovate in Europe.  It just so happens that the Head of our Development organization in a previous life was the Head of our International Operations and lived abroad when AMC had international theater locations.  So again, we feel very ready, willing, and able to step up to that challenge too.

Bryan Goldberg:

Great.  Thank you very much.

Operator:

Thank you.  At this time, I’ll return the floor back to Management for closing remarks.

Adam M. Aron:

Thank you all.  I guess I end with the points we tried to make in our statement today.  We think fabulous things are going on at AMC, whether that’s what we do in our theaters, we do to market to guests, our embracing of technology, and of course our announced acquisition strategy, which is out there for one and all to see.  As we look at 2017, we have a very simple goal at AMC, to be the biggest and best movie theater operate in the world, and we’re glad you’re long with us for that journey.  Thank you all.  We’ll talk to you all soon.

Operator:

Thank you.  This concludes today’s conference.  Thank you for your participation.  You may now disconnect your lines at this time.